Exhibit 99.2

GW Pharmaceuticals Initiates Phase 3 Pivotal Study of Epidiolex® (CBD)
in Lennox-Gastaut Syndrome

London, UK, 11 May 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced that it has commenced a Phase 3 clinical trial of Epidiolex® (cannabidiol or CBD) for the treatment of Lennox-Gastaut syndrome (LGS), a rare and severe form of childhood-onset epilepsy. During 2014, GW received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for Epidiolex for the treatment of LGS. GW anticipates that top-line data from this trial will be available in early 2016.

“The commencement of this Phase 3 pivotal trial of Epidiolex in Lennox-Gastaut syndrome follows on from the recent start of two Phase 3 pivotal trials of Epidiolex in Dravet syndrome and represents another important milestone towards our planned submission of a NDA to the FDA in 2016,” stated Justin Gover, GW’s Chief Executive Officer. “Although there are approved treatments available for patients with Lennox-Gastaut syndrome, this severe form of epilepsy often remains particularly difficult to treat. We believe that Epidiolex has the potential to meet this significant unmet need.”

This Phase 3 pivotal trial is a randomized, double-blind, 14-week comparison of Epidiolex versus placebo in a total of 150 patients to assess the dose-ranging safety and efficacy of Epidiolex as an adjunctive antiepileptic treatment. The treatment period will consist of a two-week titration period followed by a 12-week maintenance period. This Phase 3 trial will have three arms of 50 patients; 20mg/kg and 10mg/kg of Epidiolex and placebo. The primary measure of this trial will be the percentage change from baseline in number of drop seizures in patients taking Epidiolex versus placebo. Several additional efficacy and safety secondary outcome measures will be analysed. Following their participation in the study, all patients are eligible to receive Epidiolex under a long term open label extension study.

LGS usually begins before 4 years of age, and can be caused by a number of conditions, including brain malformations, severe head injuries, central nervous system infections, and inherited degenerative or metabolic conditions. In 30 to 35 percent of patients, no cause can be found. Patients commonly have frequent seizures of a wide variety, including convulsive, atonic seizures (brief loss of muscle tone and consciousness, causing abrupt falls). Drug resistance is one of the main features of LGS. Most children with LGS experience some degree of impaired intellectual functioning or information processing, as well as developmental delays and behavioral disturbances. It is estimated that there are approximately 14,000-18,500 patients with LGS in the United States and 23,000-31,000 patients with LGS in Europe.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900